Filed by ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Eclipsys Corporation

Commission File No.: 000-24539

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving Allscripts-Misys Healthcare Solutions, Inc. (“Allscripts”) and Eclipsys Corporation (“Eclipsys”). In connection with the proposed transaction, Allscripts will file with the SEC a registration statement on Form S-4 and Allscripts and Eclipsys will mail a joint proxy statement/prospectus/information statement to their respective stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ CAREFULLY IN THEIR ENTIRETY THE JOINT PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER ALLSCRIPTS OR ECLIPSYS WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus/information statement will be mailed to Allscripts’ and Eclipsys’ stockholders. Investors and stockholders of Allscripts and Eclipsys will be able to obtain a free copy of the joint proxy statement/prospectus/information statement, as well as other filings containing information about Allscripts and Eclipsys, without charge, at the website maintained by the SEC (http://www.sec.gov). Copies of the joint proxy statement/prospectus/information statement and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus/information statement can also be obtained, without charge, on the investor relations portion of Allscripts’ website (www.allscripts.com) or the investor relations portion of Eclipsys’ website (www.eclipsys.com) or by directing a request to Allscripts’ Investor Relations Department at 222 Merchandise Mart Plaza, Suite 2024, Chicago, Illinois 60654, or to Eclipsys’ Investor Relations Department at Three Ravinia Drive, Atlanta, Georgia 30346.

Allscripts and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Allscripts’ directors and executive officers is available in Allscripts’ proxy statement for its 2009 annual meeting of stockholders and Allscripts’ Annual Report on Form 10-K for the year ended May 31, 2009, which were filed with the SEC on August 27, 2009 and July 30, 2009, respectively. Eclipsys and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Eclipsys’ directors and executive officers is available in Eclipsys’ proxy statement for its 2010 annual meeting of stockholders and Eclipsys’ Annual Report on Form 10-K for the year ended December 31, 2009, which were filed with the SEC on March 26, 2010 and February 25, 2010, respectively. Investors and stockholders can obtain free copies of these documents from Allscripts and Eclipsys using the contact information above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus/information statement and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Statements regarding the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, platform and product integration, the connection and movement of data among hospitals, physicians, patients and others, merger synergies and cost savings, client attainment of “meaningful use” and accessibility of federal stimulus payments, enhanced competitiveness and accessing new client opportunities, market evolution, the benefits of the combined companies’ products and services, the availability of financing, future events, developments, future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. These forward-looking statements are subject to a number of risks and uncertainties, some of which are outlined below. As a result, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Allscripts, Eclipsys or the combined company or the proposed transaction.

Such risks, uncertainties and other factors include, among other things: the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Eclipsys’ stockholders to approve the Merger Agreement; the failure of Allscripts’ stockholders to approve the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected synergies, efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; potential difficulties or delays in achieving platform and product integration and the connection and movement of data among hospitals, physicians, patients and others; the risk that the contemplated financing is unavailable; the risk that the Allscripts and Eclipsys businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; competition within the industries in which Allscripts and Eclipsys operate; failure to achieve certification under the Health Information Technology for Economic and Clinical Health Act could result in increased development costs, a breach of some customer obligations and could put Allscripts and Eclipsys at a competitive disadvantage in the marketplace; unexpected requirements to achieve interoperability certification pursuant to the Certification Commission for Healthcare Information Technology could result in increased development and other costs for Allscripts and Eclipsys; the volume and timing of systems sales and installations, the length of sales cycles and the installation process and the possibility that Allscripts’ and Eclipsys’ products will not achieve or sustain market acceptance; the timing, cost and success or failure of new product and service introductions, development and product upgrade releases; competitive pressures including product offerings, pricing and promotional activities; Allscripts’ and Eclipsys’ ability to establish and maintain strategic relationships; undetected errors or similar problems in Allscripts’ and Eclipsys’ software products; the outcome of any legal proceeding that has been or may be instituted against Allscripts, Misys plc or Eclipsys and others; compliance with existing laws, regulations and industry initiatives and future changes in laws or regulations in the healthcare industry, including possible regulation of Allscripts’ and Eclipsys’ software by the U.S. Food and Drug Administration; the possibility of product-related liabilities; Allscripts’ and Eclipsys’ ability to attract and retain qualified personnel; the implementation and speed of acceptance of the electronic record provisions of the American Recovery and Reinvestment Act of 2009; maintaining Allscripts’ and Eclipsys’ intellectual property rights and litigation involving intellectual property rights; risks related to third-party suppliers and Allscripts’ and Eclipsys’ ability to obtain, use or successfully integrate third-party licensed technology; and breach of Allscripts’ or Eclipsys’ security by third parties. See Allscripts’ and Eclipsys’ Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended May 31, 2009 and December 31, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to Allscripts’ and Eclipsys’ respective businesses. The statements herein speak only as of their date and neither Allscripts nor Eclipsys undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations.

This transcript includes certain financial information not derived in accordance with generally accepted accounting principles (“GAAP”). Allscripts believes that the presentation of this non-GAAP financial information may be useful to investors as it provides general information regarding the proposed business to be acquired and operated by Allscripts, assuming that the stockholders of Allscripts approve the merger transaction and the related matters.

* * *

The following is a transcript of the Allscripts/Eclipsys merger conference call held on June 9, 2010:

Operator

Good morning. My name is Andrea and I will be your conference operator today. At this time I would like to welcome everyone to the Allscripts/Eclipsys merger conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. (Operator Instructions)

Thank you. I would now like to turn the call over to the Chief Executive Officer of Allscripts, Mr. Glen Tullman. Please go ahead, sir.

Glen Tullman—Allscripts—CEO

Thank you, Andrea. We’re going to begin the call this morning by asking Seth Frank, our Vice President for Investor Relations, to read the safe harbor statement. Seth.

Seth Frank—Allscripts—VP of IR

Good morning. Thanks, Glen. This call, which is being broadcast via the Internet also, we would like to inform everyone that certain statements and comments made during the course of this call, including statements regarding the expected completion and effects of the merger are considered forward-looking statements as defined by the Securities Litigation Reform Act of 1995.

These statements include risks, uncertainties and assumptions that may cause actual results to differ. For a description of risks that could cause actual results to differ materially from these forward-looking statements, please review today’s press release and reports filed by Allscripts and Eclipsys with the SEC.

All forward-looking statements are based on information available to the Companies on the date of this call, and the Companies do not undertake any obligation to publicly update or revise any forward-looking statements as a result of new information in the future.

In connection with the proposed transaction, Allscripts will file with the SEC a registration statement on Form S-4, and Allscripts and Eclipsys will mail a joint proxy statement, prospectuses, information statements and such to their respective stockholders.

Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the joint proxy statement, prospectus information statement, regarding the proposed transaction and any other relevant documents filed by either Allscripts or Eclipsys with the SEC when they become available because they will contain important information about the proposed transaction.

With that, I turn the call back to Glen.

Glen Tullman—Allscripts—CEO

Thanks very much, Seth. Good morning, everyone. This is Glen Tullman, Chief Executive Officer of Allscripts. Joining me on the call today is Phil Pead, the President and CEO of Eclipsys and the Chairman designate of the new Company we will be creating together.

Phil is a known and extremely well-respected leader with 35 years of experience in the technology industry. And prior to joining Eclipsys as their CEO and Chairman, he led per se as their CEO. I have a great deal of respect for Phil and I am excited about the opportunity to work with him on the same team to create this great new company.

Also joining me on the call this morning is Mike Lawrie, the CEO of Misys, who has served as the Executive Chairman of Allscripts and who has been my partner in merging Misys Healthcare and Allscripts into one company.

Frankly, we wouldn’t be here today if we didn’t consummate the Allscripts/Misys transaction just under two years ago. And as many of you may remember, that was the toughest market anyone had seen for a long, long time. Mike’s effort then made the deal happen and since then, we’ve created substantial value which we will talk about in just a moment.

Also joining us on the call today is Bill Davis, who has served as our Chief Financial Officer at Allscripts since joining the Company in 2002. And Bill is the CFO designate of the combined Company. Bill will also share his perspective today.

As you no doubt know by now, the headline here is an exciting one. Allscripts and Eclipsys, two leaders in one of the fastest-growing markets in any sector of the economy, are merging. From a financial perspective, this is a $1.3 billion transaction. However, that doesn’t appropriately communicate the importance of this transaction from a market perspective.

While I am going to take you through the value creation, the end result is much more critical, and that is the value proposition that can be described in three phases — one network, one platform, one patient record.

During the call today we will explain why each of those is mission-critical, helping to create a distinct competitive advantage for this new company we are bringing to market together.

But first I thought it might be most appropriate to set the stage for the transaction today with some history. This transaction would not have been possible without the value creation from the merger of Allscripts and Misys Healthcare almost two years ago, and without a number of important market developments.

To give more color on that, let me turn the call over to Mike Lawrie, CEO of Misys PLC and Executive Chairman of Allscripts, to provide some of the background. Mike?

Mike Lawrie—Misys PLC—CEO

Okay, Glen. Thank you very much and welcome, everyone, this morning. Thank you for taking the time with us today to review a really set of exciting announcements. Specifically, what we are announcing this morning is the merger of Allscripts with Eclipsys, which creates a market leader in the end-to-end healthcare information technology sector for physicians and hospitals in the United States.

The second thing we are announcing is that Misys is exiting its controlling interest in Allscripts by selling the majority of its shares.

The third thing we are announcing is that Misys will retain a non-controlling stake in the new Allscripts/Eclipsys.

I have got a couple of key messages I want to share with you, and we will just develop them very quickly before I turn this back to Glen. Fundamentally, we are bringing two leaders together this morning; Allscripts, which is the leader in the ambulatory space, and Eclipsys, a leader in the acute space.

Two, the second message is that the stimulus program that was announced over a year ago in the US healthcare IT industry has really had some profound impact on how decisions about technology are being made, who is making them, and some emerging market segments that frankly didn’t exist just two years ago.

The third message is that for Allscripts to continue its leadership role and to continue its role as this industry continues to consolidate, we felt that a different capital structure was going to be required to provide the freedom and the flexibility to continue to exercise that leadership.

As I said, the merger creates the leader in the end-to-end solutions, and really creates two very compelling pure plays. One, obviously, in the healthcare industry and the second for the Misys shareholders a pure play in the financial services industry.

Then the last message is that Allscripts and Eclipsys shareholders really benefit from this proposed merger. As Bill will cover later when he goes through the numbers, this is accretive in the first full year of operation.

Let me just quickly develop a couple of those messages. This team has a proven track record. The Allscripts/Misys healthcare merger, frankly, proved to be more successful than Glen or myself or anyone had envisioned. We really did create the leader in the electronic health record for physicians in the United States.

The management team at Allscripts did a fantastic job. They exceeded the cost synergies that we laid out. They have redone much of their product development and have brought to market very innovative new creative solutions that help physicians digitize their practices. And as a result, we were able to achieve significant revenue synergies.

And we clearly benefited from the unprecedented stimulus plan that was launched by the US government. And not surprisingly, we saw a very significant increase in the valuation of this company over this two-year period of time.

This really set up the requirement for a capital structure that would continue to enable industry leadership on the part of Allscripts. So we have decided to reduce our holding — Misys reduce its holding in Allscripts and create the flexibility to do this merger and bring these two leaders together.

I think this new capital structure will provide long-term flexibility for this new entity to do as it needs to do to continue its leadership position, and will certainly simplify the governance process as they go forward.

So I think this does create two very exciting pure plays with clear objectives taking market innovative new products to market to meet the evolving requirements of customers in the healthcare industry, and a very compelling pure play investment opportunity in the financial services industry as Misys continues to innovate and renovate its product line which is directed to over 1200 financial institutions around the world.

It creates significant value for our shareholders. For Allscripts and Eclipsys, this creates a market leader and allows the shareholders to participate in a market that we expect to grow significantly over the next several years, and as I said is earnings accretive in the first year.

For the Misys shareholders, it crystallizes the value that has been created by the merger of Allscripts and Misys, and we announced earlier today that we will return over $1 billion to the Misys shareholders with an intended tender offer later this year. And the Misys shareholders also retain an ongoing exposure to this very exciting opportunity in the healthcare IT space.

So I just applaud the leadership, Glen, that you and the team have provided in creating this value. Phil, I think the leadership that you and your team and Eclipsys bring to the table is fantastic, and we are creating a powerful leader in one of the most dynamic industries on the planet today.

Glen, over to you.

Glen Tullman—Allscripts—CEO

Great. Thanks, Mike, and again, thanks for your leadership. And I think as you have described what is really a great story, the birthing and development of two great industry leaders, and now the next step in the future of our new company, combining the best that we have of both Allscripts and Eclipsys.

So let’s get into that with a bit in the agenda here. What we have is we will ask both Phil Pead and I will walk you through the strategic rationale and the value proposition of our new company for clients and for investors, and then we will turn it over to Bill Davis to go deeper into the financial details of the transaction. And I think that all of you will find this just as compelling as we do.

So, Phil, why don’t you jump in and talk a little bit about what we are doing?

Phil Pead—Eclipsys—President & CEO

Well, thank you, Glen, and Mike, thank you. Good morning, everybody. The announcement we are making today is one that many of our mutual clients have been hoping would happen for a long time. But it is not just a mutual clients, it’s also the industry. For those of you that have followed healthcare for a long period of time, you all realize that patients show up in multiple venues of care. For this to be efficient and high-quality, information needs to travel with that patient.

As many of you know, that doesn’t exist today. So with this merger, the end result is that we will be one company with the industry’s largest network of clients on the most advanced product platform, resulting in a seamless patient experience. In other words, this will be a company with a very clear and very unique value proposition.

So, Glen, why don’t you take us through some of the highlights?

Glen Tullman—Allscripts—CEO

Sure. I will just say that Phil and I have already had an opportunity to talk with some of these clients, and the reception is very positive. And I have to say when you put companies together and the clients are driving the reason for putting companies together, that is when it gets really exciting. And some of the highlights of why we are doing that are interesting because normally in a merger, you have either strategic reasons to do it or financial rationale, but in this case we have both.

Let’s start with some of the basics on the strategic side. First of all, we are combining the two leaders in both ambulatory and in acute healthcare information technology from a utilization standpoint. Let’s understand that today the world we are in is a world of meaningful use. That is how you access this enormous amount of money that our government has set aside, some $30 billion to $40 billion that Mike described earlier.

The way you get it is by using the products. And Eclipsys is well-known for their leadership and computerized physician order entry, and Allscripts has been a leader on the ambulatory side in terms of utilization.

In addition, if you want to get it utilized, you have to have people to use it. And what I like to call the secret sauce of this agreement is the client footprint, because when you are talking about the numbers that we are talking about of actual clients in the market, over 180,000 physicians, over 1500 hospitals, and over 10,000 postacute facilities, there you have enough of a footprint with enough utilization to change healthcare.

And flipping to the other side of the transaction from a financial standpoint, on a $1.3 billion transaction we see very significant cost and revenue synergies, and we’re going to talk more about that. Mike mentioned the fact that this will be accretive to earnings starting in the first full year of calendar 2011, and you can see in keeping with both what Allscripts and Eclipsys were doing on a stand-alone basis, very strong free cash flow generation along with very high rates of recurring revenue.

So this flexible capital structure that we have now allows us to facilitate this transaction and positions us to do whatever the Company might need to do in the future. The time is really now. Everyone on this call understands the problem we have in healthcare today. It’s quality, it’s cost, it’s waste. And increasingly everyone understands because we have tried everything else, but the only way to address it is to use healthcare information technology, and that is what this is about.

It is about the fact that this market is underpenetrated on the hospital side, on the ambulatory side. It is about the shift that we see and more and more physicians becoming employed by hospitals. And those hospitals using the Stark safe harbor exemption are actually starting to organize the market and drive adoption, and that is really the reason for this.

And when you talk about the time is now, we really think we are at the beginning of what we expect is going to be the single fastest transformation of any industry in the history of the United States. So again, the beginning of that, the time really is now.

And Phil can talk a little bit more about the value proposition that we offer to these clients. Phil?

Phil Pead—Eclipsys—President & CEO

Yes, thanks, Glen. The key here is that the message today is about integrating the venues of care, and as Glen talked about the 180,000 physicians, 1500 hospitals, 10,000 postacute, and the list grows. It is vital that we, in order to meet the efficiencies that Glen just described, that we can truly create a value proposition. And we’re going to go through each one of these that we refer to as one network, one platform and ultimately one patient record.

Glenn is going to go through the network and I am going to talk more about the platform, and Glen will finish up with the patients. So, Glen, take us through the network.

Glen Tullman—Allscripts—CEO

Well, the network is exciting to talk about because everyone in healthcare is talking about how do you get hospitals connected to the people who refer them business, called physicians and acute care facilities and the like? How do you create a connected community? What we see and what you see if you’re watching the webcast right now is a map of the United States.

And now we start with what I think is the highest quality base of hospitals out there today, and that is the Eclipsys base of hospitals. In fact, if you follow the ratings of hospitals, US News and World Report rates America’s best hospitals. And out of the top 21 hospitals rated for 2009/2010, out of 21, 18 of them use Eclipsys. You think about that. Over 90% use Eclipsys software.

Each of those is a hub, and the spokes are the Allscripts physicians. So you take the Eclipsys base. You layer on top of that the Allscripts hospitals that we have using a lot of our ancillary products, our ED products, our Care Management products, who by the way are great candidates for cross-selling and upgrading to the full Eclipsys system.

On top of that, you have those 180,000 physicians. And last but not least, you add the 10,000 postacute care facilities. And what you see is really a hub and spoke of connecting healthcare. That is the opportunity that we really have today, the opportunity once and for all to connect healthcare. Of course, to do that, you need the right platform.

Phil, maybe you can touch on that?

Phil Pead—Eclipsys—President & CEO

Thanks, Glen. The key again here on this slide talking about the platform is that healthcare IT still lags the technology market overall, inasmuch as the vendors that provide solutions predominantly have proprietary closed and monolithic architectures, which makes it very difficult for people to share information.

And that is across all vendors, which is why you have so many interface engines, so many interfaces that are supported in the hospital. There are literally hundreds of different vendors providing applications in a hospital environment.

In order for this to be a seamless patient experience, and that is really the key here, and for physicians to be able to connect to the information to that patient, it is important to have an open architecture and a platform that is built on a technology for the next 25 years versus one that existed 25 years ago. And that is some of the approaches that have taken from our competitors.

So in terms of going forward, it is a simple approach. Connect to third-party applications, connect to each other. We’re both on a Microsoft platform, which already gives us an opportunity to integrate our products very quickly. We announced the Helios architecture back in February. Allscripts has an open heart architecture also.

So those combinations allow us to provide for the integration of our respective solutions in both the ambulatory and inpatient. And to me, this is where I think the real opportunity is. Our clients are going to ask us how quickly we can put our solutions together. And the answer to that is that given our respective architectures and technology platform, we believe that we will be able to deliver this integration very quickly.

Glen Tullman—Allscripts—CEO

And Phil, as you know, because we have talked to a lot of these — again, I mentioned that our clients are almost forcing us to work together. Some of the top clients in the country, folks like North Shore Long Island Jewish or Columbia Presbyterian, we already have efforts underway where our systems are exchanging information today. And we will accelerate that and build upon those efforts today.

In fact, the next slide shows why this all fits together so well. Because at the end of the day, this is about a patient. And what does the patient want? They want a seamless experience. They want a single patient record. No one has really been able to deliver that, because no one could cross the transom between hospitals and extended care and physician offices, and now we’re in a position to do that.

So we can connect the ambulatory, the acute and the postacute. And the way we do that is interesting because if you go back to the reason Allscripts was successful, you look at a very solid solution set. And that solution set was primarily focused on two areas. It was focused on ambulatory — those are physicians outside the four walls of the hospital — and it was focused on postacute, and those are emergency department, care management, home care and the like.

And then on the next page, the next slide, you will see the Eclipsys solution set. And they develop tremendous expertise and leading technology inside the four walls of the hospital. When you put those two solution sets together, you see our combined solution set of the new Company, and you can see that there is almost no overlap.

This is about as crisp and clean a merger as you are ever going to see from a product perspective. And as Phil mentioned, with Microsoft’s help we will actually put these together very, very quickly. We have a lot of people who will focus on doing just that.

So again, how do you deliver a seamless patient experience? How do you deliver a single patient record? You make sure that you have the entire universe covered and you make sure that your systems are open where you don’t use leading technology like Helios to hook in those third parties. What that does is ultimately opens up a new market for us.

Phil, do you want to talk about that?

Phil Pead—Eclipsys—President & CEO

Well, the slide here shows an analysis that was down by McKinsey that demonstrates that not only did our individual addressable markets were significant, inasmuch as the acute standalone representative at a $17 billion opportunity and the ambulatory standalones represented $10 billion.

But in our combination now and the differentiation that we can bring to the market and the level of competitiveness that we have in our respective solutions, we’re now able to go after an additional $16 billion that represents the integrated end-to-end solution market for the enterprise, creating, in essence, a $43 billion opportunity for the combined companies.

So, Glen, talk about — as we go forward, I am going to talk a little bit about how we’re going to deliver a formula to change healthcare. And this next slide basically addresses adoption, utilization, and connection or the network and the information associated with it.

The adoption piece, as Glen mentioned, 180,000 physicians, 1500 hospitals, and over 10,000 postacute care facilities is great. But the real key here is having all of these clinicians actually use the system. We talked about utilization. Eclipsys is the leader in CPOE for the hospital market. Allscripts is the leader for utilization and ambulatory.

What it demonstrates is that clinicians actually use our solutions. The only way that we’re going to accomplish the changes in healthcare necessary to create high quality and high efficiency are for clinicians, physicians, caregivers, to actually use the solution. So adoption and utilization for me go together.

As for the connection, as I mentioned right at the beginning of this call, patients receive care in multiple venues. So connecting them to whatever venue of care that they are receiving treatment is vital. So that means we have to connect labs, pharmacies, and provide clinical research data. All of this benefits ultimately the care that patient receives.

Finally, putting all this together to create improvements in the protocols, in the treatments for patients, that is based on learning, understanding what worked and didn’t work. And for every patient that is a different experience. So these trends are monitored and analyzed so that caregivers in real-time will be able to assess different diagnoses and different treatments based on the information that they are seeing in the census of their hospital or in an ambulatory environment.

And then the final piece is for those of you who follow Eclipsys, our tagline is the outcomes Company. Well, ultimately that’s how everybody sees the changes that are necessary in healthcare. If you can improve the outcome of a patient the first time that you treat that patient, that patient will leave that healthcare environment without the additional cost associated with it if that treatment isn’t at the optimal level. So outcomes is very important in healthcare.

Glen Tullman—Allscripts—CEO

Thanks, Phil. I think you can see from our level of enthusiasm how excited we are about the strategic rationale for the agreement and how our clients are going to receive that value.

But now I want to talk a little bit about delivering on the bottom line, and I want to ask Bill Davis to jump in and walk us through the financial aspects of this transaction because they are just as compelling. Bill?

Bill Davis—Allscripts—CFO

Great. Thanks, Glen, and Phil and Michael. Good morning, everybody. Before I review the financial details of the transactions we announced this morning, I did want to start off by sharing some additional good news, and that pertains to our performance for the fourth quarter and our full year.

We do expect that the results will be better than what we communicated at the end of our third quarter. More specifically, we are anticipating that our bookings for the fourth quarter will be approximately $117 million, which is beyond the high end of our prior expectations. And in addition to that, we also expect to be able to deliver at the high end of both our revenue and non-GAAP net income results for the same fourth quarter, as well as for the full-year results.

Specific to the transactions that were announced today, there really are two components to what we are announcing. First is the very exciting merger with Eclipsys, which Glen and Phil gave you very good insight in terms of the strategic rationale. But then second, to facilitate that merger, the anticipated reduction of the Misys ownership interest in Allscripts to a noncontrolling or minority shareholder status.

Regarding the merger, Allscripts is offering as consideration 1.2 shares for each outstanding share of Eclipsys. This exchange ratio is fixed, and that is it is not subject to adjustment. This is an all stock merger and it’s contemplated to be tax-free to Eclipsys’ shareholders.

In terms of valuation based on Allscripts’ closing price yesterday of $18.42, this equates to $22.10 per share of Eclipsys for a total consideration of approximately $1.3 billion. Assuming the reduction in Misys’ stake in Allscripts, which I will discuss in more detail in a moment, Allscripts’ shareholders will own approximately 55% of the combined Company, while Eclipsys’ shareholders will own approximately 37%.

Finally, conditions required to complete the merger include favorable shareholder votes by both companies, as well as other customary conditions associated with the transaction.

Let me now address in more detail the second component of today’s announcement. As Glen and Mike discussed, in order for Allscripts to have the flexibility to enhance shareholder value long-term, including the ability to execute strategic transactions, it was agreed to by both companies that a new capital structure was necessary. Currently, Misys owns just under 80 million shares of Allscripts or about 55% of the current shares outstanding.

There are three steps contemplated in Misys’ ownership reduction. First, Allscripts will execute a share buyback from Misys of approximately 24.4 million shares for total cash payment of $577 million. This payment includes a one-time premium of $117 million to Misys which will, in exchange for this payment, relinquish its control position in the Company.

The price per share being extended to Misys for the Allscripts shares is based on a volume weighted average price or VWAP of Allscripts common stock for the 10 trading days immediately prior to the signing of this agreement, or $18.82 per share.

The premium of $117 million equals 4.3% of Allscripts’ market capitalization based on the closing price yesterday at $18.42. We will fund this share repurchase through a new credit facility as well as some cash on hand that I will discuss shortly.

The second step in the stake reduction will be a secondary offering by Misys of Allscripts shares. This offering will be a minimum of 36 million shares, excluding the customary green shoe.

Finally, assuming the Eclipsys merger is consummated, Misys then will have the right or option to sell an additional 5.3 million shares directly to Allscripts for an aggregate purchase price of $102 million. This additional share price includes approximately $2 million of additional premium versus shares. And again, this additional purchase of $102 million will be fully funded out of the cash reserves of the combined Company.

So assuming the completion of the Eclipsys merger as well as a successful share buyback and equity placement, plus the exercise of $102 million Misys repurchase option, it is estimated that Misys will own approximately 8% of the post-merger Company.

On slide 28 we have illustrated a before and after pro forma scenario to better clarify the proposed transactions. As you see on the left column, under the current structure Allscripts is owned 55% by Misys and the remainder by the common shareholders in public.

The middle column lays out the transactional details I just covered, as the merger, the stake reduction via share buyback, the secondary offering, and the Misys option to sell additional shares.

Assuming successful competition of these steps, what we will then have is a newly combined entity with Allscripts shareholders, including those who own our stock today and those that participate in the secondary offering, owning approximately 55% of the newly combined Company, Eclipsys shareholders owning approximately 37% and again, Misys maintaining a stake of approximately 8%.

From a sequencing perspective, we would expect the secondary offering to be conducted first, with the share buyback happening almost immediately thereafter. Please also note that the share buyback and Misys option are conditioned upon successful secondary offering of, again, the minimum of 36 million shares of Allscripts stock.

On slide 29 you can see the terms of the attractive credit facility we have committed by JPMorgan, Barclays and UBS, and the very strong capital structure once we give effect to the contemplated transactions.

Again, we have a fully committed financing package consisting of $570 million 6-year term loan, which we expect to be priced at approximately LIBOR plus 350 basis points. In addition, we will have access to a 5-year $150 million revolving line of credit, which we expect to be priced at LIBOR plus 300 basis points.

On a combined basis, pro forma for the transactions described as of February 28, 2010, our last reported quarter, the combined Company would have approximately $32 million in cash and $570 million in long-term debt outstanding. Please note that both Allscripts and Eclipsys continue to generate significant cash flow each quarter, including our recently completed fourth quarter. And as such, we expect to have additional cash at the time the transactions close.

This equates to — based on again the February pro forma results, this equates to pro forma debt to capitalization ratio of approximately 30%, and most importantly, pro forma leverage of 2.1 times trailing 12-month EBITDA.

So from a liquidity standpoint, we feel very good about the ability of our strong combined cash flows to provide ample coverage to support debt service going forward, while continuing to invest in growth and innovation as we enhance our collective position into an even stronger market leadership.

Consistent with prior experience, we do intend to aggressively use our free cash flow to pay down our debt. With that being said, we are very comfortable with the Company’s leverage profile post-merger.

Let’s now turn to what we intend to generate in terms of significant cost synergies via the transaction. We have laid out on page 30 our expectation for cost synergies during the first three full calendar years post the merger, starting in calendar 2011.

In 2011, we expect approximately $25 million in total cost synergies resulting from this combination. These costs will be derived from a variety of overlapping areas, including duplicate management structure, public company infrastructure expense, rationalizing marketing, discretionary spend, as well as general, administrative and other back-office expense rationalization.

In 2012, we believe we will be able to eliminate an additional $10 million of cost synergies for a total of approximately $35 million in costs from the combined Company. By the time we get to calendar 2013, we expect to be at a full run rate of cost synergies in excess of $40 million.

As you know, Allscripts’ management team has a strong track record of delivering on anticipated cost synergies and driving integration at a rapid pace, often exceeding our internal expectations. We expect this transaction to be no different.

Turning to page 31, while we acknowledge to clear opportunities to create cost synergies, we also recognize that we have unprecedented opportunity in this strategic combination to provide the market with fully integrated, open end-to-end solution for the healthcare industry. This is the one vision we discussed earlier.

We see a tremendous opportunity in front of us with new clients that would not have considered either Allscripts or Eclipsys in the past, due to the lack of an integrated acute and ambulatory offering, and is signified by the $16 billion integrated market opportunity that Phil outlined for you earlier.

We have an additional opportunity, not unlike in the Misys transaction, where we identified a large untapped market to cross-sell Allscripts’ Electronic Health Record solutions into a large captive installed base that represents nearly 1 in 3 US physicians.

In similar fashion, we have laid out here approximately $1.3 billion in incremental revenue opportunity from two different sources. The first is we plan to sell into the Allscripts existing base of approximately 800 hospitals the full suite of clinical, revenue cycle and other solutions sold today by Eclipsys.

We also expect to leverage the 800 acute care facilities in the Eclipsys base that do not overlap with Allscripts acute client, and we see a significant $820 million opportunity to cross-sell our ambulatory solutions as well as the acute care offerings I just mentioned.

Turning to the financial profile of the combined companies on slide 32. It’s important to note that Allscripts and Eclipsys do have two different fiscal year-ends, specifically a May fiscal year-end for Allscripts and December year-end for Eclipsys. Allscripts’ May year-end, it should be noted, was adopted in concert with Misys’ merger in 2008 to coincide with their fiscal year-end.

As a result, prior-period results are not comparable for Allscripts and Eclipsys on an annual or quarterly basis. However, in light of Misys’ stake reduction and the merger contemplated with Eclipsys, Allscripts does anticipate moving back to a December fiscal year-end effective after the merger is consummated.

Thus, in order to provide a more accurate historical view of combined pro forma results of this proposed business combination, we have provided calendarized non-GAAP results for 2008 and 2009 reported revenue, adjusted operating profit, and non-GAAP net income. And please note that, again, that calendar year 2008 and 2009 for Allscripts in this illustration is based on results from November 30th, the end of our fiscal second quarter.

Reconciliation between reported GAAP and non-GAAP numbers can be found in the Form 8-K that Allscripts filed earlier today with the Securities and Exchange Commission.

In summary, what you see here is a company with calendar 2009 combined revenue of approximately $1.2 billion, with Allscripts and Eclipsys contributing relatively comparable dollars to that total. On a non-GAAP operating basis, that combined company would have had approximately $212 million in non-GAAP operating income, which excluded stock-based compensation and deal-related amortization, and represents just under 18% operating margin on a non-GAAP basis. From a growth perspective, non-GAAP operating income in 2009 would have grown approximately 40%.

There are a few things again to keep in mind when you look at these figures. First, that they do not contemplate any of the synergy assumptions or changes in capital structure we are announcing today. This is purely a historical look.

Second, the pro forma adjustments are consistent with each company’s historical method of calculating non-GAAP operating margin and non-GAAP net income.

Specific to our pro forma financial outlook as these two companies come together, on page 33 we have outlined for you the expectations that we have for the combined business in terms of revenue growth, non-GAAP operating margin, as well as non-GAAP EPS growth expectations.

In keeping with what we have talked to Allscripts’ investors about, we believe that the combined Company will have an ability to continue to drive topline growth in the 8% to 10% range, while maintaining 20% plus non-GAAP operating margin. And then on the bottom line leveraging the capital — the cost structure of the combined business, delivering non-GAAP EPS growth in the 15% to 18% range.

I would like to now turn to the background mechanics and the timing of the Misys stake reduction on page 34. Mike and Glen provided you earlier with the rationale for the stake reduction, namely the strategic flexibility a new capital structure affords Allscripts, and what we believe to be an exceptionally opportune time in the healthcare IT market.

The outcome of the stake reduction will be significantly larger and stronger company with a greatly simplified ownership structure, without any issues associated with having a controlling shareholder. We believe this is a positive development for minority shareholders in the Company.

In addition, as a controlled company, Allscripts has limited ability to issue stock to complete strategic transactions. With this change, that limitation is effectively removed.

So let’s run through the actual mechanics of the transaction we are proposing on page 35. To start with as we discussed earlier, Misys currently owns 79.8 million Allscripts shares. The first step in reducing the Misys stake will be the secondary offering subject to approval by Misys shareholders of a minimum of 36 million shares.

We envision a fully marketed offering in the September/October timeframe to consummate that offering. Immediately after the successful share placement, Allscripts will buy back approximately 24.4 million shares as we discussed earlier. Those shares are expected to be retired.

As a final step to be completed at the discretion of Misys and contingent on the successful merger with Eclipsys, Misys may within 10 days of the merger’s closing exercise an option to sell an additional 5.3 million shares back to Allscripts.

Again, assuming all three of these steps are consummated, this will reduce Misys’ holdings to approximately 14 million shares or about 8% of Allscripts’ shares outstanding. Please note that Misys’ stake reduction is not dependent on the Eclipsys merger other than the $102 million postmerger put option talked about previously.

Turning to slide 36, speaking to Allscripts go-forward governance, the end result here is that we will be an independent non-controlled company. In terms of corporate governance, we plan to have a 10-person board, with 5e being initially designated by Allscripts, 3 designated by Eclipsys, and up to 2 being designated by Misys. In addition, the existing shareholder agreement with Misys will be revised to eliminate appropriate control provisions.

On page 37, relative to the expected timeline, we will be filing a preliminary S-3 registration statement with the SEC later today, and we will await comment and review over the next few months. In addition, during this time we also expect the transition — I’m sorry, the transactions to be reviewed under the Hart-Scott-Rodino Act. In the August/September timeframe, we should anticipate filing amended documents and scheduling the respective shareholder votes by all three companies’ shareholders.

On the heels of the shareholder votes approving the proposed transaction, we will begin the process of the secondary offering marketing and pricing, which should occur in a relatively accelerated timeline. Immediately after the secondary, we will consummate the share buyback. Closing of the Eclipsys merger will then shortly follow.

Again, within 10 days of closing, Misys will then have the choice to exercise its option to sell additional shares that will occur and be funded out of cash on hand from the balance sheet of the combined Company at a cost of approximately $102 million. We expect all of these transactions to be consummated within the next four to six months.

So to conclude, as you can imagine, we have been very focused in recent months not just on delivering our commitments to the investment community from a financial perspective, but also working diligently to be in a position to announce these transformative transactions. We believe our future will hold new and very exciting opportunities for all of Allscripts’ constituents. Importantly, we are moving ahead with an enviable position of market strength and exceptional financial performance.

So on that note, I would like to turn the call back over to Glen for some closing remarks.

Glen Tullman—Allscripts—CEO

Well, Bill, thanks very much. There was a lot to go through, a lot of transactions, and I think you did a great job of it. So let me just conclude so we can get to Q&A with a final statement. And that is I know I speak on behalf of Mike, Phil and Bill and the entire Company when I say that we are excited about the series of transactions that we described today, unlocking both the value for shareholders and creating incredible new opportunities, and this is about two leaders becoming one company today.

Of course, the biggest winner in addition to our shareholders is healthcare, because for the first time we can begin to actively address the key issues in healthcare, and we can lean toward and work toward a connected system of health. And that is really what this is about. It is about creating new opportunities and new value.

And finally, I want to just thank all of the employees of Eclipsys and of Allscripts because it is their work that made today possible. And I also want to thank all of our clients who continue to provide great support to both of our companies, and I can assure them that our commitment is there to help them reach their goals as well.

So with that, thanks very much for joining us. Operator, let’s go ahead and open it up for questions. We will take a few questions.

Filed by ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Eclipsys Corporation

Commission File No.: 000-24539

QUESTION AND ANSWER

Operator

Thank you very much. (Operator Instructions) Larry Marsh, Barclays Capital.

Glen Tullman—Allscripts—CEO

Larry, are you with us? Okay, come back to us. Next question.

Operator

Richard Close, Jefferies & Company.

Richard Close—Jefferies & Co.—Analyst

Yes, congratulations on the deal. Just curious with respect to the — I guess the buyback, the 24.4 million shares. The price of $18.82, is that set in stone or will that change at all? Then how was the $117 million premium on that you are paying determined?

Bill Davis—Allscripts—CFO

Yes, Richard, it’s Bill. The answer to your first question is that the $18.82 is fixed and was negotiated as part of the definitive agreement, and so that will not change. The premium, again, was a negotiated amount between Allscripts and Misys. Both sides obviously looked very closely at precedent transactions where a majority shareholder was relinquishing control, and believe that the amount of $117 million is very much in keeping with such precedent and in keeping with what we believe is appropriate, given the relinquish of control.

Richard Close—Jefferies & Co.—Analyst

Okay. And then a follow-up. With respect to — obviously, the merger is not going to close until this fall, but are you able to go to market with both products in terms of sit at the table with potential new customers with both sets of products? Just any thoughts along that line.

Glen Tullman—Allscripts—CEO

Yes, we are — this is Glen. We are able to do that in the following way. Today we are working together — and I mentioned earlier on the call — places like Columbia where on the hospital side, they have been using Eclipsys and having great success, and on the ambulatory side their physicians have been using Allscripts.

They have been forcing us in a sense to work together, encouraging us to do this. So when Phil called, when I talked with them, they said this was music to their ears to hear us — that we were getting together. But we have been, as I mentioned, exchanging information. So people know it can happen, and they will understand that with our help, with Microsoft’s help, we will continue to accelerate that separate and apart from the transaction, so we can work together in that way.

We will be careful not to cross any lines that would be concern for regulators, but again, all of the various competitors that on occasion were brought together by our joint customers. But here we have a great group of reference sites that are encouraging us to work together.

And I think moreover these decisions — and Phil may want to comment on this — but these decisions that they are making are multiyear decisions. So when they now know that we are going to be together, when hospitals understand that when they make this decision they can get an already built network of physicians that they are connected to and can refer to them easily, that weighs very heavily in their decision-making process. Phil?

Phil Pead—Eclipsys—President & CEO

That is a good point. Richard, just to follow-up as Glen said, we work today on a number of clients that are our mutual clients. So the actual integration of our product sets has been going on for some time. The sales opportunity, we will obviously be working as two separate companies until the transaction closes or at least until HSR is cleared.

The opportunity there, though, is that there are a lot of hospitals and physician groups that are actively seeking alternative solutions to the ones they have today. Or if they don’t have one, they are looking for a new one. So they can contact both of us individually and bring us to the table to discuss how our merger might be a positive for them.

Richard Close—Jefferies & Co.—Analyst

Okay. Thank you.

Operator

Corey Tobin, William Blair & Company.

Corey Tobin—William Blair & Company—Analyst

Hi. Good morning. A couple of quick ones if I could. Could you just comment on other management team changes that may be contemplated at this point beyond the CEO and CFO, such as I guess your COO out, Eileen? What is going on with the sales and marketing team, etc.?

Glen Tullman—Allscripts—CEO

Sure. I think, Corey, what I would say is that there is enough opportunity here, and because there is not a tremendous amount of overlap, we have two great businesses to run. And first and foremost, we have to run those as separate businesses for the next few months. So that gives us plenty of time to be thoughtful for these businesses and what we’re going to do.

Relative to Eileen in particular, Eclipsys does not have a chief operating officer per se. So Eileen will continue to drive many of the positive process changes and business enhancements that she has been driving across the board.

The flip side of that is Chris Perkins. Chris is going to play a very critical role in helping to drive the integration of both the companies and the products together. So we really see — we have been building an industrial-strength management team. This is like free recruiting. We have just got a whole bunch of A players who joined us.

And I think most important, Phil and I are going to be working very closely together. Phil has spent the last year learning the ins and outs of the client base, and together we will work that as a team. So again, I think we see great opportunity for all of the folks in the business and much like we have done before, we will create new opportunities as well.

Corey Tobin—William Blair & Company—Analyst

Great. Finally a question for you, Bill, if you could. You’ve mentioned a couple times the deal should be accretive in, I believe you said in 2011. Could you just give us a feeling for, without the specific numbers, but can you give us a feeling for what percentage of accretion you would expect to see from the transaction?

Bill Davis—Allscripts—CFO

In that initial year, Corey, I am thinking about — again, you have got to take all of the various recapitalization into account and the result and impact on shares and whatnot, but we’re thinking in that initial year a few percentage points of accretion.

Corey Tobin—William Blair & Company—Analyst

Okay, great. Thank you.

Operator

Sandy Draper, Raymond James.

Sandy Draper—Raymond James—Analyst

Thank you very much, and congratulations also on the deal. Just a couple — I will try to do two and they are mostly financial. One, Bill, if you could just verify, I am sort of coming up with about 200 to 205 million shares outstanding after all of this. If you can just — I’m in the right ballpark or maybe give us an updated number there?

Then I am trying to make sure I’ve got all of the components for the cash you will need. Obviously, you’ve got a lot of secured credit facilities, but I’m coming up with about $560 million or $570 million to Misys, $64 million in other fees, $30 million for reducing debt. Are there any other major cash outlays as I am trying to figure out sort of a new cash balance post transaction? Thanks.

Bill Davis—Allscripts—CFO

Yes. Specific to the share count, I would say you are a tad bit high. We are thinking about it closer in the kind of 190 to 195 million range. And then relative to the cash consideration, I would just refer you back to page 29 of the presentation where we’ve tried to give you a fair amount of detail in the footnotes in terms of the uses of cash.

Again, based on this pro forma view that we will have some $30 odd-million of cash at that time, and again, we will benefit for some six months of cash flow generation of both companies. So we expect to have a substantially higher cash balance when these two businesses come together.

Sandy Draper—Raymond James—Analyst

Okay, great. That’s helpful. I will jump back in the queue. Thanks.

Operator

George Hill, Leerink Swann.

George Hill—Leerink Swann—Analyst

Hey, guys. Congratulations on getting this done and thanks for taking the questions. Maybe with the expected synergies, the greater than $40 million a couple years out seems to be a big number. Can you give us some color on the sources of those synergies?

I guess, Bill, following Sandy’s question on kind of the below-the-line items, how should we think about tax rate on the combined entity?

Bill Davis—Allscripts—CFO

Yes. Right now for planning purposes, but in fairness we’ve got to do a lot more work from a tax planning perspective, but all of our modeling we have maintained a 39% tax rate. But again, that needs to be caveated that a lot more work still needs to be done there, in terms of thinking about NOL utilization and the like.

Specific to the cost synergies of $40 million and the spacing over time, again on page 30 of the presentation, we have spent a lot of time over the last few months really evaluating every function of the combined business to evaluate where there is duplicate management structure, where we obviously have duplicate public company costs, and then the likely suspects of back-office integration as well as system integration.

To the latter point, I will tell you that Eclipsys has some very impressive back-office capabilities. They have leveraged some offshore capability in that regard as well, and we see an opportunity to leverage into that pretty aggressively.

Then the final area is in kind of the marketing discretionary spend. That amount alone constitutes some $5 million to $7 million of that $40 million. So we have it all clearly identified. We feel very comfortable with our rollout plan in terms of our ability to execute on it. And in keeping with what we demonstrated on Misys, I really see minimal risk in terms of our ability to deliver on these.

George Hill—Leerink Swann—Analyst

Okay. Maybe a quick follow-up for Phil and Glen then. When you guys bought A4 and started working with the MyWay product, there has been limited product integration across the platforms on the front end. As you think about this with the combination of the Eclipsys products, how should clients think about where product sets will be integrated and where you guys will market more standalone and siloed products?

Glen Tullman—Allscripts—CEO

Well, I think again you’re really looking at three different markets. You’re looking at a stand-alone ambulatory market, a stand-alone acute market, and then this combined market that Phil described, which is the $16 billion market.

Each of these is a very large market. We are talking about each one in addition are larger than $10 billion, so plenty of room to sell. We will continue to sell both stand-alone and integrated products.

The one thing that will happen is we will begin to dramatically accelerate the ability for all of our products to connect with each other and, of course, to connect with the Eclipsys kind of hospital systems and the like. So we will use the Eclipsys Helios technology which we like a lot, and again work closely with Microsoft and others to drive that integration at a base — web-based level, which we think is a competitive advantage for us versus some of the old systems that Phil talked about using languages that folks haven’t even heard of before.

George Hill—Leerink Swann—Analyst

Okay. Thanks. I will hop back into queue.

Glen Tullman—Allscripts—CEO

Thank you. Why don’t we go ahead and take one more question. I want to be respectful of people’s time.

Operator

Jamie Stockton, Morgan Keegan.

Jamie Stockton—Morgan Keegan—Analyst

Thanks. Thanks for taking my questions. I guess when you look at the Eclipsys hospital base, and you may have thrown this there and I missed it, but how many of those hospitals today are relying on Allscripts as their ambulatory solution?

Phil Pead—Eclipsys—President & CEO

Off the top of my head, I think there is probably 20 or so that we share as combined clients.

Jamie Stockton—Morgan Keegan—Analyst

Okay. And then just as a follow-up to that, when you think about the two respective businesses, Eclipsys and Allscripts, which do you believe has the bigger cross-sell potential into the other company’s space?

Glen Tullman—Allscripts—CEO

Well, you know, we had a slide, slide number 31, which actually talks about that cross-sell. So selling Eclipsys solutions into the Allscripts acute-care base we estimate is about $430 million. And selling Allscripts solutions into the Eclipsys acute-care base is almost twice that, about $820 million.

So any way you slice it, there are very significant cross-selling opportunities. And again, what is great is that our clients are driving us to those opportunities.

And I think that is probably a great place to kind of wrap up the presentation because as I said before, this is a merger that not only makes sense from a strategic standpoint but makes sense from a financial standpoint.

There are big wins on both of those aspects, and most important, the clients want it to happen. The clients want us to win. They want the products that we are going to offer. They want these two great leaders to become one, and they want us to offer this combination of one network, one platform and one patient, and that is what we fully intend to do.

So again, we thank all of you for joining us today. We couldn’t be more excited about the future of the Company. And again, thanks very much and we will look forward to talking with you over the next weeks. Thanks.

Operator

Ladies and gentlemen, thank you for your participation in today’s conference call. You may now disconnect.